Exhibit 99.1

Seaspan Corporation Unit 2, 16/F., W668 Building, Nos. 668 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong, China

c/o 2600 – 200 Granville Street Vancouver, BC Canada V6C 1S4 Tel: 604-638-2575 Fax: 604-648-9782 www.seaspancorp.com

Seaspan Announces Intention to Delist 7.125% Senior Notes from NYSE in Connection with Previously Announced Reorganization

HONG KONG, China, January 17, 2020 – Seaspan Corporation (NYSE:SSW) announced today, in connection with its previously announced holding company reorganization (the “Proposed Reorganization”), that it intends to delist its outstanding 7.125% senior unsecured notes due 2027 (the “Notes”) from the New York Stock Exchange (the “NYSE”) and to deregister the Notes under the Exchange Act of 1934, as amended. Delisting and deregistration of the Notes is expected to occur on or about the effective date of the Proposed Reorganization. Seaspan has not, and does not intend to, arrange for listing and/or registration of the Notes on another national securities exchange or for quotation on another quotation medium. Seaspan intends to exercise its option to redeem the Notes on October 10, 2020, the first date for early redemption, at par plus accrued and unpaid interest to, but not including, such redemption date.

Upon completion of the Proposed Reorganization, Seaspan will become a wholly owned subsidiary of a new holding company, Atlas Corp. (“Atlas”), with holders of Seaspan common and preferred shares becoming holders of Atlas common and preferred shares, as applicable. Atlas will apply for the listing of Atlas common and preferred shares on the NYSE, and Seaspan will apply to the SEC to cease to be an SEC-registered, reporting issuer with publicly listed securities.

About Seaspan

Seaspan is a leading independent charter owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s fleet consists of 119 containerships, including two vessels the Company has agreed to purchase, which have not yet been delivered, representing total capacity of more than 975,000 TEU. Seaspan’s current operating fleet of 117 vessels has an average age of approximately seven years and an average remaining lease period of approximately four years, on a TEU-weighted basis.

Where to Find Additional Information

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas has filed a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the Proposed Reorganization. SEASPAN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The definitive proxy statement/prospectus will be mailed to the holders of Seaspan shares prior to the Special Meeting. In addition, investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. In addition, after such documents have been filed with the SEC, copies of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization can be obtained without charge by accessing them on Seaspan’s web site at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

Investor Inquiries:

Mr. Bill Stormont

Investor Relations

Seaspan Corporation

Tel. +1-604-638-7240

Email: IR@seaspanltd.ca

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including, without limitation, forward-looking statements regarding the Proposed Reorganization and the delisting and deregistration of the Notes. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the potential that the Proposed Reorganization is not completed when anticipated or at all; the potential that Atlas’ common and preferred shares are not accepted for listing on the NYSE; Seaspan may determine not to exercise its option to redeem the Notes on October 10, 2020 or, if it does exercise such option, may not have sufficient liquidity to effectuate such redemption; and other factors detailed from time to time in our periodic reports and filings with the SEC, including Seaspan’s Annual Report on Form 20-F for the year ended

December 31, 2018 and the Reports of Foreign Private Issuer on Form 6-K of Seaspan filed from time to time thereafter. We expressly disclaim any obligation to update or revise any of these forward looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

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